Free Writing Prospectus (To the Prospectus dated April 25, 2012, as supplemented by the Prospectus Supplement dated August 2, 2013 and the Preliminary Pricing Supplement, dated August 2, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-180752 August 7, 2013

$29,834,000 6.00% Senior Notes due August 13, 2018

Pricing Term Sheet

Issuer	United Community Banks, Inc. (the “Company”)

Securities Offered	6.00% Senior Notes due August 13, 2018 (the “Notes”)

Expected Rating**	BBB− (Kroll)

Public Offering Price	100.00% of the principal amount, plus accrued interest, if any, from August 12, 2013

Aggregate Principal Amount	$29,834,000

Additional Notes	Notwithstanding the maximum principal amount of Notes set forth above, the Company reserves the right to sell additional Notes, concurrently with the issuance of the Notes pursuant to the auction and additional Notes outside of the auction, as part of the same series and having the same terms and public offering price of the Notes offered and sold hereby.

Coupon	6.00% per year

Trade Date	August 7, 2013

Settlement Date	August 12, 2013

Maturity Date	August 13, 2018

Net Proceeds to the Company, Before Expenses	$29,386,490

Interest Payment Dates	Semi-annually on February 13 and August 13 of each year, commencing February 13, 2014

Day Count Convention	30/360

Optional Redemption

The Company may elect to redeem the Notes, in whole or in part, on any interest payment date on or after August 13, 2015 at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

Program Arranger	Macquarie Capital (USA), Inc.

Joint Book-Running Managers:	Macquarie Capital (USA), Inc. Goldman, Sachs & Co.

Denomination	$1,000 of principal amount and any integral multiple of $1,000 in excess thereof

CUSIP	90985FAD8

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus, dated April 25, 2012, in that registration statement, the Prospectus Supplement, dated August 2, 2013, and the Preliminary Pricing Supplement, dated August 2, 2013 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request copies of these documents from Macquarie Capital (USA) Inc., 125 West 55th Street, New York, NY 10019, Attention: Prospectus Department, by email: us.prospectus@macquarie.com or by telephone: 1-888-268-3937; or Goldman, Sachs & Co., 200 West Street, New York, NY 10282, by email: prospectus-ny@ny.email.gs.com or by telephone: 1-866-471-2526.

** A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization.